Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-211062-04

August 8, 2017

The Connecticut Light and Power Company

doing business as Eversource Energy

Pricing Term Sheet

Issuer:	The Connecticut Light and Power Company doing business as Eversource Energy (the “Issuer”)
Security:

$225,000,000 4.30% First and Refunding Mortgage Bonds, 2014 Series A, due 2044 (the “Bonds”), which will be part of the same series of debt securities issued on April 24, 2014 by the Issuer in the amount of $250,000,000 (the “Existing Bonds”).

Principal Amount:	$225,000,000 (for an aggregate principal amount outstanding of $475,000,000, together with the Existing Bonds)
Maturity Date:	April 15, 2044
Coupon:	4.30%
Benchmark Treasury:	3.00% due February 15, 2047
Benchmark Treasury Price / Yield:	102-22+ / 2.864%
Spread to Benchmark Treasury:	85 basis points
Re-Offer Yield:	3.714%
Price to Public:	109.749% of the principal amount, plus accrued interest from April 15, 2017
Accrued Interest:	$3,278,750.00
Interest Payment Dates:	Semi-annually on April 15 and October 15 of each year, commencing on October 15, 2017. The interest payment on October 15, 2017 will include accrued interest from April 15, 2017.
Optional Redemption Provisions:	Make-whole call at any time prior to October 15, 2043 at a discount rate of Treasury plus 12.5 basis points and on or after such date at par
Trade Date:	August 8, 2017
Settlement Date**:	August 17, 2017 (T+7)
Qualified Reopening:

The offering of the Bonds is expected to qualify as a “qualified reopening” of the Existing Bonds under the United States Treasury Regulations.  See “Certain United States Federal Income Tax Consequences” in the Preliminary Prospectus Supplement dated August 8, 2017.

CUSIP / ISIN:	207597 EG6 / US207597EG65

Ratings*:	A2 (Moody’s); A+ (S&P); A+ (Fitch)
Joint Book-Running Managers:	Mizuho Securities USA LLC
Wells Fargo Securities, LLC
Co-Manager:	Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade bonds prior to the date that is three business days before the settlement date will be required, by virtue of the fact that the bonds initially will settle T+7 (on August 17, 2017) to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.  Purchasers of bonds who wish to trade bonds prior to the date that is three business days before the settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Mizuho Securities USA LLC toll-free at (866) 271-7403 or by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751.